SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          DYNAMIC MATERIALS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    267888105
                                 (CUSIP Number)

                                 Michel Philippe
                                      SNPE
                                12, Quai Henri IV
                          75181 Paris Cedex 04, France
                               011-33-1-4804-6554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                January 20, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

--------------------------------------------------------------------------------
CUSIP No.    267888105                13D                 Page  2  of  10  Pages
          ---------------                                      ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE, Inc.
     IRS Employer Identification No. 22-2651646
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                  Not applicable.       (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE, Inc. is a Delaware corporation.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           406,400
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               406,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.    267888105                13D                 Page  3  of  10  Pages
          ---------------                                      ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SOFIGEXI
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                  Not applicable.       (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SOFIGEXI is a French corporation.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           406,400
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               406,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.    267888105                13D                 Page  4  of  10  Pages
          ---------------                                      ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                Not applicable.         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE is a French corporation wholly owned by the government of France.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8 SHARED VOTING POWER

     OWNED BY                           406,400
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               406,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This Amendment Number 1 ("Amendment No. 1") to the Schedule 13D originally filed by SNPE, Inc., SOFIGEXI, and SNPE, relates to the Common Stock, $.05 par value (the "DMC Common Stock"), of Dynamic Materials Corporation, a Delaware corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 551 Aspen Ridge Drive, Lafayette, Colorado 80026. This Amendment No. 1 is being filed to reflect certain changes to Items 4, 5, 6 and 7.

Item 4. Purpose of Transaction

     On January 20, 2000, SNPE, Inc. and the Issuer entered into a Stock Purchase Agreement, pursuant to which SNPE, Inc. will acquire 2,109,091 newly issued shares (the "Shares") of DMC Common Stock for approximately $5,800,000. In connection with the purchase of the Shares, the Issuer will also issue to SNPE, Inc. a convertible subordinated note (the "Note") with an aggregate principal amount of $1,200,000, that is convertible into 200,000 shares of DMC Common Stock at a conversion price of $6 per share for a period of five years from issuance. The terms of the transaction are set forth in the Stock Purchase Agreement, the Note and a related registration rights agreement (the "Registration Rights Agreement"). Upon the consummation of the transaction, SNPE, Inc. will own at least 50.1% of the DMC Common Stock, will control at least four of the seven directorships and will be in control of the Issuer. As is described more fully in the SNPE press release, attached hereto as Exhibit 4 and incorporated herein by reference, SNPE believes that through its acquisition of control of the Issuer, extensive synergies will be realized. The following descriptions of the Stock Purchase Agreement, the Note and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Note and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 1, 2 and 3 and are incorporated herein by reference.

     The consummation of the transaction (the "Closing") is subject to customary conditions including, without limitation, the approval of the stockholders of the Issuer by vote; the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 as amended, and the receipt of all necessary governmental and third party approvals and consents. The Closing shall take place on the earlier of May 15, 2000 and the date on which all of the closing conditions set forth in the Stock Purchase Agreement are satisfied (the "Closing Date"). At the Closing, the Issuer will issue the Shares to SNPE, Inc. and SNPE, Inc. will pay $5.8 million to the Issuer. Also at the Closing, the Issuer will issue the Note to SNPE, Inc., and SNPE, Inc. shall pay $1.2 million to the Issuer.

     Covenants. Each of SNPE, Inc. and the Issuer has agreed to obtain all necessary consents and approvals, to provide the other party with full access to information, and to notify the other party of any material changes or developments with respect to its business. Pending Closing, the Issuer has agreed to conduct its business consistent with past practices and to use reasonable best efforts to preserve its business organization and relationships intact, to amend its Bylaws to effect changes in the composition of the Board of Directors effective as of the Closing Date which are required by the Stock Purchase Agreement, and to issue the Note and enter into the Registration Rights Agreement. Pursuant to the Stock Purchase Agreement, as of the Closing Date, the Board of Directors of the Issuer will be expanded from five directors to seven, two of the existing directors will resign, and four new directors will be appointed by SNPE, Inc., which new directors will then constitute a majority of the Board.

     The Issuer has agreed that it will not, prior to the Closing Date take or agree to take any action that would have a Material Adverse Effect (as defined in the Stock Purchase Agreement) on the Issuer, issue additional Indebtedness (as defined in the Stock Purchase Agreement) with a maturity of more than one year from the date of the Stock Purchase Agreement, or change the composition of its Board of Directors, except as described above. SNPE, Inc. has agreed to use reasonable efforts to cause the Issuer to maintain until July 1, 2002 directors' and officers' liability insurance in amounts and coverages comparable to that currently maintained by the Issuer at a cost not to exceed 125% of the annual premium currently paid by the Issuer.

     Solicitation. The Issuer has agreed that prior to the Closing Date it will not, without the prior written consent of SNPE, Inc. directly or indirectly, solicit, initiate or participate in any way in negotiations or discussions, or provide any information or assistance to or enter into an agreement with any other party with regard to a possible acquisition, merger, consolidation, liquidation, dissolution, disposition of assets or any other transaction that would result in the transfer (other than in the ordinary course of business) of any part of the business or assets of or equity interest in the Issuer, or assist or participate in, facilitate or encourage any other party to attempt to do the foregoing. These restrictions do not apply to transactions which would not result in the disposition of a material amount of a party's capital stock or assets. In addition, if the Issuer receives an unsolicited Acquisition Proposal (as defined in the Stock Purchase Agreement), or an unsolicited inquiry reasonably likely to result in the making of an Acquisition Proposal, from a party reasonably believed by the Board after consultation with its financial advisors to have the financial resources to consummate an Acquisition Proposal, and the Board believes in good faith, following consultation with outside counsel, that it is necessary to do so in order to comply with fiduciary duties to stockholders under applicable law, the Board may participate in discussions regarding such Acquisition Proposal or furnish information regarding the Issuer and its business to the party making such unsolicited Acquisition Proposal or inquiry pursuant to an appropriate confidentiality agreement, subject to the payment of a termination fee and SNPE's expenses if such Acquisition Proposal is accepted, as described more fully under "Termination" below. If the Issuer receives, directly or indirectly, from any party other than Buyer any Acquisition Proposal, the Issuer must promptly notify Buyer.

     Conditions. The Stock Purchase Agreement requires customary conditions to closing to be satisfied or waived. The obligations of SNPE, Inc. under the Stock Purchase Agreement are subject to the Issuer's fulfilling certain additional conditions, including:

     (i) approval by the Issuer's stockholders of the Stock Purchase Agreement and the transactions contemplated thereby, as required by applicable law;

     (ii) amendment by the Issuer of its Shareholder Rights Plan to exempt from the provisions triggering exercise of the share purchase rights (a) the acquisition by SNPE, Inc. of the Shares to be issued in connection with the transaction and (b) any other purchase of DMC Common Stock deemed necessary by SNPE, Inc. to maintain legal and beneficial ownership of not less than 50.1% of the DMC Common Stock (excluding the number of shares which SNPE, Inc. may acquire upon conversion of the Note);

     (iii)performance by the Issuer of additional subsurface environmental investigations regarding Hazardous Materials (as defined in the Stock Purchase Agreement) at the Issuer's Mount Braddock, Pennsylvania property and completion of any required remediation;

     (iv) purchase by the Issuer of environmental insurance on terms and covering sites set forth in the Stock Purchase Agreement, and obtaining by the Issuer of any required transfers or renewals of, or applications for, Environmental Permits (as defined in the Stock Purchase Agreement); and

     (v) ownership by SNPE, Inc. following the Closing of the transaction of not less than 50.1% of the outstanding DMC Common Stock (without regard to the Common Stock which may be acquired by SNPE upon conversion of the Note).

     Termination. The Stock Purchase Agreement may be terminated at any time prior to the closing:

     (i)  by the mutual written consent of the Issuer and SNPE, Inc.;

     (ii) by either the Issuer or SNPE, Inc. if:

          - the closing does not occur on or before May 15, 2000, except that this right is not available to a party that is in material breach of the agreement or whose failure to fulfill an obligation under the agreement is the cause of the effective time failing to occur on or before May 15, 2000;

          - the transaction is prohibited by any governmental authority of competent jurisdiction; or

          - prior to closing either party is in material breach of any representation, warranty or covenant in the agreement and the breach is not cured within 10 days of notice of such breach, except that this right is not available to any party this is in material breach of the agreement or to SNPE, Inc. if the aggregate effect of breaches by the Issuer would result in an adverse effect on the Issuer of less than $1.5 million.

     (iii) by the Issuer if:

          - its board of directors exercises its fiduciary duties to stockholders in a manner consistent with certain provisions of the Stock Purchase Agreement as described in the following section, "Termination Fees and Expenses"; or

     (iv) by SNPE, Inc. if:

          - the board of directors of the Issuer (a) withdraws, modifies or changes, in any manner adverse to SNPE, Inc., its approval or recommendation of the Stock Purchase Agreement, (b) recommends to the stockholders an Acquisition Proposal (as described above) or
               (c) fails to recommend against a tender offer for 20% or more of the outstanding DMC Common Stock.

Under certain circumstances, as described below, the Issuer may be required to pay to SNPE, Inc. termination fees and expenses:

     (i) If the Issuer terminates the Stock Purchase Agreement because its board of directors determines that its fiduciary duty to its stockholders makes it necessary to accept an Acquisition Proposal (as described above), the Issuer will pay to SNPE, Inc. a termination fee equal to $250,000 plus any documented expenses incurred by SNPE, Inc.

     (ii) SNPE, Inc. may terminate the Stock Purchase Agreement if the Issuer's board of directors (a) withdraws, modifies or changes, in any manner adverse to SNPE, Inc. its approval or recommendation of the Stock Purchase Agreement, (b) recommends to the stockholders an Acquisition Proposal or (c) fails to recommend against a tender offer for 20% or more of the outstanding DMC Common Stock. If SNPE, Inc. terminates the Stock Purchase Agreement for any of those reasons, and the Issuer enters into a definitive acquisition, merger or similar agreement to effect an acquisition proposal within one year of the date of termination, then the Issuer must pay to SNPE, Inc. its documented expenses and the $250,000 termination fee.

     (iii)If the Issuer or SNPE, Inc. terminates the Stock Purchase Agreement because the Issuer's stockholders do not approve the Stock Purchase Agreement, and at the time of such failure to approve, a third party has made a public announcement or communicated to the Issuer or its stockholders concerning an Acquisition Proposal that has not been rejected by the Issuer and withdrawn or terminated by the party making it, and if the Issuer enters into a definitive agreement to effect an Acquisition Proposal within one year of the date of the termination, then the Issuer has agreed to pay SNPE, Inc. its documented expenses plus the $250,000 termination fee.

Convertible Subordinated Note

     In connection with the sale of the Shares to SNPE the Issuer will issue the Note to SNPE, Inc. The Note is in the principal amount of $1.2 million and bears interest at the rate of 5% per annum, payable quarterly in arrears on each March 30, June 30, September 30 and December 30, with the principal and all accrued interest due and payable on the date which is five years from the Closing Date. The Note is convertible by SNPE, Inc. at any time prior to its maturity, in whole or in part, into shares of DMC Common Stock at a conversion price of $6.00 per share of DMC Common Stock, subject to adjustment from time to time to avoid dilution.

     Payment by the Issuer of principal and interest on the Note is subordinated to the prior payment in full of all indebtedness of the Issuer pursuant to its bank credit lines and its industrial development revenue bonds, as described in the Note (collectively, the "Senior Indebtedness"). SNPE, Inc. is subrogated equally and ratably to the rights of the holders of the Senior Indebtedness. Should the Issuer engage in a reclassification or change of the outstanding DMC Common Stock, any consolidation or merger in which the Issuer is not the surviving corporation, or any sale or conveyance of all or substantially all of its business or property, the Issuer or its successor shall, as a precondition to such event, provide SNPE, Inc. with a new note evidencing rights in respect of the resulting entity similar to those provided in the Note. The Issuer may prepay the Note, in whole or in part, without premium or penalty.

Registration Rights Agreement

     Within five years following the date of the Registration Rights Agreement, any party holding or having the right to acquire at least 50% of the DMC Common Stock issued pursuant to the Stock Purchase Agreement and issuable upon conversion of the Note may make a written request (a "Demand") for registration under the Securities Act of 1933 (the "Securities Act") of a specified number of shares of such DMC Common Stock, and other holders of such DMC Common Stock shall have the right to include all or a portion of such DMC Common Stock owned by them in such registration (collectively, the "Demand Shares"). The Issuer is not required to effect more than two Demand registrations.

     If the Issuer is eligible to use a short-form registration statement for registering securities for public sale, the party making a Demand may request that any registration statement effected pursuant to a Demand be effected on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. In such event, the Issuer shall keep such registration statement effective until the earlier of (i) the date on which all of the Demand Shares under such registration statement have been disposed of or (ii) 180 days after such registration statement is declared effective.

     If, after the transaction, the Issuer registers under the Securities Act any of its equity securities other than the DMC Common Stock owned by SNPE, Inc., then SNPE, Inc. may require the Issuer to register SNPE, Inc.'s shares with the same registration.

Item 5. Interest in Securities of the Issuer

     (a) SNPE beneficially owns 406,400 shares of DMC Common Stock. This position currently represents 14.30% of the 2,842,429 shares of DMC Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Exhibit 1. Stock Purchase Agreement Dated as of January 20, 2000 between Dynamic Materials Corporation and SNPE, Inc., incorporated by reference to the same document included as Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 31, 2000, under SEC File No. 08328 (the "Issuer Form 8-K").

     Exhibit 2. Convertible Subordinated Note, incorporated by reference to the same document included as Exhibit 4.2 to the Issuer Form 8-K.

     Exhibit 3. Registration Rights Agreement, incorporated by reference to the same document included as Exhibit 4.1 to the Issuer Form 8-K.

     Exhibit 4. Press Release, entitled "SNPE plans acquisition of American company DMC" issued by SNPE.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 31, 2000

                                   SNPE, INC.


                                   By: /s/ Bernard Fontana
                                       --------------------------------
                                       Bernard Fontana
                                       Chairman of the Board and Chief
                                       Executive Officer



                                   SOFIGEXI


                                   By: /s/ Michel Philippe
                                       --------------------------------
                                       Michel Philippe
                                       Chairman


                                   SNPE


                                   By: /s/ Michel Philippe
                                       --------------------------------
                                       Michel Philippe
                                       Vice President and CFO

                                Index to Exhibits

     Exhibit 1. Stock Purchase Agreement Dated as of January 20, 2000 between Dynamic Materials Corporation and SNPE, Inc., incorporated by reference to the same document included as Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 31, 2000, under SEC File No. 08328 (the "Issuer Form 8-K").

     Exhibit 2. Convertible Subordinated Note, incorporated by reference to the same document included as Exhibit 4.2 to the Issuer Form 8-K.

     Exhibit 3. Registration Rights Agreement, incorporated by reference to the same document included as Exhibit 4.1 to the Issuer Form 8-K.

     Exhibit 4. Press Release, entitled "SNPE plans acquisition of American company DMC" issued by SNPE.

Exhibit 4. Press Release

Communication  January 18, 2000

SNPE plans acquisition of American company DMC

January 18, 2000. Through its American subsidiary SNPE Inc, Groupe SNPE of France has signed an agreement with Dynamic Materials Corp. (Nasdaq: BOOM), in which SNPE will take control of DMC by subscribing to a reserved share issue.

This transaction should be completed in 2000' second quarter, once contingent conditions have been satisfied, and following approval by DMC shareholders.

SNPE is the leading European supplier of energetic materials for civil and defense applications. Through Nobelclad, a division of Group subsidiary Nobel Explosifs France, SNPE is the European leader of the explosion cladding market. For more than 30 years, Nobelclad has developed and applied explosion metal cladding techniques for chemicals, electrochemistry, electrometallurgy shipbuilding and other industries.

Through Nobelclad's and DMC's Bonding Division extensive synergies, SNPE will be able to offer its international customers an wide range of clad-metal products offering a competitive advantage over weldoverlay and hotrolling processes.

The two companies will also be able to pool their research & development resources in order to develop new applications and extend the product lines offered to their customers. At the same time, international marketing will be revamped to enhance product and service quality, and deliver fast, effective solutions to engineering firms and other customers.

All additional information on this transaction will be included in a statement to be submitted by DMC to the S.E.C.

Press contact :  Bernard ROUSSEL
                 Communications, Vice President



                                     - ii -